INFORMATION REGARDING THE CERTAIN ANTICIPATED OFFICERS,

DIRECTORS, AND CONSULTANTS OF THE REORGANIZED DEBTOR

A. Anticipated Directors of the Reorganized Debtor

The following Persons are expected to serve as the initial members of the Reorganized Debtor's board of directors. The Reorganized Debtor's directors shall be reimbursed for all expenses incurred in their functions as Directors. They shall also be compensated for time and resources expended on behalf of the Reorganized Debtor through the issuance of stock options under the Long-Term Incentive Plan, which is described at Section IX.D of the Disclosure Statement and set forth as Exhibit I.A.61 of the Plan.

Mr. Robert Burkett has served as a member of the Debtor's board since new management took over control of the Debtor through the consent solicitation that became effective on September 28, 2001. Mr. Burkett is presently the president of the Non-Profit Sector Division of The Carmen Group, Inc. In this capacity, he is responsible for the client development and strategy for a division of The Carmen Group providing strategic development, government affairs, and public affairs consulting for various non-profit entities. Mr. Burkett's positions include Chairman of the Democratic National Committee Trustees (1991-92), Library Commissioner for the City of Los Angeles (1993-97), Los Angeles City Environment Commissioner (1989-92), Finance Chair for Kerry for President, president of the David Geffen Foundation, executive vice president of public affairs for the Geffen Company, president of strategic development of the Gilman Investment Company, senior vice president of Corporate Affairs for The Interscope Group, executive with the California State Bar Association, and partner in Yucipa Companies. Mr. Burkett also serves on the boards of many philanthropic organizations, including the Elizabeth Glaser Pediatric AIDS Foundation, AMFAR, People For The American Way, National Public Radio, the Crossroads in Santa Monica, the Rape Treatment Center, and the Children's Health Fund. Mr. Burkett is a graduate of New York University and has a law degree from Boston University School of Law.

Mr. David Crews has also served as a member of the Debtor's board since new management took over control of the Debtor through the consent solicitation that became effective on September 28, 2001. Mr. Crews is executive vice president of Crews and Associates, Inc., a brokerage house located in Little Rock, Arkansas, founded by his father (Adron, deceased 1996). Mr. Crews has worked at Crews & Associates for more than 16 years, specializing in the fixed income markets. He is a former partner of All American Leasing, a municipal finance firm, and also serves as vice president, secretary, and treasurer of CHASC, Inc., an entity that acquired Smith Capital Management (an investment advisory firm). Mr. Crews and his family hold beneficial interests in approximately 155,000 shares of Existing Common Stock, $250,000 in 12% Senior Notes, and $200,000 in 10% Junior Notes.

It is further anticipated that additional members to the Board of Directors will be designated by prospective New Investors. These Persons, if so designated, will be announced at the Confirmation Hearing.

B. Anticipated Senior Executives of the Reorganized Debtor

The following Persons are expected to serve as the initial officers of the Reorganized Debtor on the Effective Date and be compensated in the manner specified herein. The Reorganized Debtor's senior executives on the Effective Date are anticipated to be a president and chief executive officer, a vice president-finance, and a vice president-professional services. The Reorganized Debtor's executives will be compensated with a salary and a bonus, including participation in the Long-Term Incentive Plan.

Mr. Kent Smith will serve as the Reorganized Debtor's president and chief executive officer, a position he assumed once new management took over control of the Debtor through the consent solicitation that became effective on September 28, 2001. Mr. Smith served as the Debtor's vice president-sales and marketing from April 1999 through June 2000. From January 1980 through his joining the Debtor, Mr. Smith was employed by Baxter Healthcare Corporation, where he served in a variety of general management and senior executive roles including President of the Cardiovascular Group, Baxter, Japan; Vice-President/General Manger of the Hospital Group, Baxter, Japan; Vice-President/General Manger of the Access Systems Group for the IV Systems Division of Baxter Healthcare; and Vice-President of Operations for the American Hospital Supply Division of Baxter Healthcare.

The specifics of Mr. Smith's compensation have not been fixed. It is anticipated that, commencing on the Effective Date, Mr. Smith shall receive an annual base salary, a bonus to be determined at the sole discretion of the Reorganized Debtor's board of directors, and a right to participate in the Long-Term Incentive Plan. The specifics of Mr. Smith's prospective compensation will be disclosed at the Confirmation Hearing.

Ms. Lee Wilcox shall serve as the Reorganized Debtor's acting chief financial officer. Ms. Wilcox has over 22 years experience with public and private technology and medical device companies. Ms. Wilcox has served as financial consultant to the Debtor since December, 2001. Ms. Wilcox has held senior financial and/or operating management positions with Scientific-Atlanta, NCR Corporation, and several early stage companies, including Vitagen, "A" Company, and Kreativ Inc. Ms. Wilcox has been a certified public accountant in California. She obtained an MBA from the University of San Diego.

The specifics of Ms. Wilcox's compensation have not been fixed. It is anticipated that, commencing on the Effective Date, Ms. Wilcox shall receive an annual base salary, a bonus to be determined at the sole discretion of the Reorganized Debtor's board of directors, and a right to participate in the Long-Term Incentive Plan. The specifics of Ms. Wilcox's prospective compensation will be disclosed at the Confirmation Hearing.

Ms. Carelyn Fylling, R.N., M.S.N., shall serve as the Reorganized Debtor's vice president-professional services, a position she has served since joining the Debtor's new management team in December, 2001. Ms. Fylling was director of training and program development at the International Diabetes Center in Minneapolis, Minnesota. She also has served on the national Board of Directors of the American Diabetes Association and numerous national committees of the American Diabetes Association. Ms. Fylling received the prestigious Ames Award for Outstanding Educator in the Field of Diabetes. Subsequently, she joined Curative Health Services and helped the company grow from three employees to over 650 employees. During her 13 years at Curative, Ms. Fylling helped to design the national wound database, developed clinical protocols, conducted outcome studies, trained physicians and nurses in comprehensive wound management, wrote scientific articles and abstracts, assisted in clinical trials and marketing, and developed an Internet-based online wound care training program for health professionals. Recently, she provided independent consulting and outsourcing services to the health care industry through Fylling Associates, LLC, which she wholly owns, and through Strategic Partners, LLC, in which she holds a significant partnership interest.

The specifics of Ms. Fylling's compensation have not been fixed. It is anticipated that, commencing on the Effective Date, Ms. Fylling shall receive an annual base salary, a bonus to be determined at the sole discretion of the Reorganized Debtor's board of directors, and a right to participate in the Long-Term Incentive Plan. The specifics of Ms. Fylling's prospective compensation will be disclosed at the Confirmation Hearing.

C. Anticipated Consultants to the Reorganized Debtor

Mr. Jimmy D. Swink, Jr., who presently is employed by the Debtor as reorganization manager, anticipates leaving the Debtor's full-time employ and (through his wholly-owned entity, BDR Consulting, Inc. ("BDR")) entering into a new consulting agreement with the Reorganized Debtor. The specifics of BDR's compensation following the Effective Date (which is expected to include the right to participate in the Long-Term Incentive Plan) have not been fixed, and will be disclosed at the Confirmation Hearing.

Mr. Swink is one of the founders of the Debtor. He also is managing member of Quasar Investments, which was the Debtor's largest voting shareholder as of the Petition Date. As of 12/31/2000, Quasar controlled approximately 28.5% of the outstanding stock of the Debtor. BDR is also the collateral agent for all holders of the 10% Junior Notes and a holder of $100,000 in principal amount of 10% Junior Notes. Since the Debtor's inception in 1998, BDR had a consulting agreement with the Debtor under which Mr. Swink provided financial and managerial consulting services to the Debtor. BDR received $72,000 in 2000 and $25,000 in 1999 for these consulting services.

Mr. Swink formed BDR in 1996. BDR provides financial and management consulting services, and makes private investments for its own account. Prior to his engagement as reorganization manager for the Debtor, Mr. Swink's full-time efforts since BDR's inception were devoted to serving BDR, which has also provided consulting services to other entities that are not affiliated with the Debtor. BDR and Mr. Swink anticipate continuing to provide such consulting services after the Effective Date to entities unaffiliated with the Debtor.

Mr. John D. Connally, III, who presently is employed as financial and reorganization consultant to the Debtor, is expected to continue as consultant to the Reorganized Debtor. The specifics of Mr. Connally's compensation following the Effective Date (which is expected to include the right to participate in the Long-Term Incentive Plan) have not been fixed, and will be disclosed at the Confirmation Hearing.

Mr. Connally, son of former Texas Governor, Secretary of Navy and U.S. Treasury Secretary John B. Connally Jr., has significant political and legal experience in dealing with state and federal agencies. Mr. Connally is an attorney, formerly with the law firm of Baker & Botts. He has extensive legal and business experience in the areas of corporate finance and mergers and acquisitions. Mr. Connally has personally structured and arranged the financing for approximately $500 million worth of transactions since leaving Baker & Botts. He serves upon the board of the University of Texas M.D. Anderson Cancer Center, one of the premier medical facilities in the United States.